Filed by Supernova Partners Acquisition Company II, Ltd.

pursuant to Rule 425 under the Securities Act of 1933, as

amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company:

Supernova Partners Acquisition Company II, Ltd. (SEC File No.: 001-40140)

Date: October 6, 2021

Rigetti Employee FAQ

This document is not for external distribution.

When in doubt of what information you can share, email publicreleases@rigetti.com.

Announcement and SPAC information

Employee Relations

Stock

Public Company Information, Rules, and Communication

Announcement and SPAC information

What has been announced today?

On October 6, 2021, Rigetti announced it will become a public company. Rigetti will be merging into a Special Purpose Acquisition Company (SPAC) with Supernova II. Once the merger is closed, likely in Q1 2022, Supernova II will change its name to Rigetti Computing and is expected to be listed as “RGTI” on the New York Stock Exchange.

What is a SPAC?

SPAC stands for Special Purpose Acquisition Company. These companies are registered with the Securities and Exchange Commission, or the SEC, and are publicly traded. SPAC transactions are considered a capital-raising alternative to initial public offerings. In such transactions, a SPAC merges with a private company—known as the “target”—to become one public company. You can think of it like this: an IPO is basically a company looking for money, while a SPAC is money looking for a company.

Who is Supernova II?

Supernova is led by Spencer Rascoff, a successful entrepreneur who co-founded Hotwire, Zillow, dot.LA and Pacaso. Spencer led Zillow as CEO for nearly a decade. The team also includes Alexander Klabin, an accomplished investor and entrepreneur who co-founded Senator Investment Group; Robert Reid, an investor and operator who worked for 21 years at Blackstone in its Private Equity Group; and Michael Clifton, an investor who was most recently a senior investment professional at The Carlyle Group.

What makes Supernova different from the other SPACs?

Supernova has a Swiss Army knife of experience in company building, culture building, marketing, finance, deal-making, product design, tech, capital markets, and operations. In fact, it’s one of the only — if not THE only — SPAC in this tier to combine a seasoned tech founder and operator with unparalleled Wall Street experience. They will be a great partner for Rigetti.

What kinds of companies raise money via a SPAC?

More than $30 billion was raised through SPACs in the first quarter of 2021, raising growth equity for a host of companies across a variety of industries, including biotechnology, automotive, food, software, entertainment, precious metals, and engineering and construction industries. A few of the companies you may be familiar with are Virgin Galactic, Clarivate, Fisker Automotive, and CuriosityStream.

Could Rigetti have gone public in a different way?

Rigetti evaluated a number of capitalization strategies but we feel certain that merging with Supernova II and going public via SPAC was the right decision for Rigetti. The partnership with Supernova II and benefits that come with a SPAC merger, among other things, will enable us to quickly accelerate our roadmap on our march to our mission.

Why did Rigetti want to go public? Why now?

The public capital markets demonstrate a strong interest in truly transformative technologies with prospects for changing society and industries for decades to come. We believe the level of capital uniquely accessible in the public markets allows us to more rapidly scale the business and accelerate our timelines for reaching quantum advantage. Being a public company also enhances our ability to compete for the best talent — a critical factor in our continued success.

When will Rigetti become public?

The next step involves Supernova II submitting certain filings to the SEC about the transaction and Rigetti. The SEC will then engage in a comment and review process involving the proposed disclosure. Once the SEC review process is complete, Supernova II will hold a shareholder meeting to vote on the transaction. Subject to certain other closing conditions of the transaction, we expect to complete the merger and become a public company with securities listed on a stock exchange. We hope to have that happen in the first quarter of 2022.

What will Rigetti do with the capital?

We will accelerate our development of multiple generations of quantum processors and grow our commercial business. We expect to scale our quantum computers from 80 qubits in 2021, to 1,000 qubits in 2024, and to 4,000 qubits in 2026.

In addition, we will continue to invest in its world-class talent and grow our science, engineering, and business teams across our global locations.

Employee Relations

How does this change our jobs?

It does not change our long-term objectives and priorities. We will continue on our mission of building the world’s most powerful computers to help solve humanity’s most important and pressing problems. There will inevitably be some important implications for our day-to-day. At the most basic level, we are stepping onto a bigger stage. As a public company, Rigetti will have new obligations and expectations to fulfill — to our shareholders, to employees, to the industry, and to one another. Importantly, we will need to be disciplined with company information to ensure we are always meeting these obligations.

Will there be layoffs because of the merger?

We do not anticipate any layoffs due to the SPAC, and in fact, we expect that the SPAC will enable us to grow our employee headcount over time. For now, however, it is business as usual.

Will the executive team be staying in place?

All of the executive team at Rigetti will be staying in place and in their current roles.

Will we be hiring more people?

The influx of capital will allow us to further our mission of building the world’s most powerful computers to help solve humanity’s most important and pressing problems. Over time we will likely hire more employees to support the mission.

Will anything be changing with our offices/office location?

We do not have any plans to change our offices or office locations at this time.

Will my benefits change?

No. Rigetti will continue to offer a generous set of medical and total benefits. As planned, we will continue to go through Open Enrollment in November, with a passive enrollment and option to review and change your benefit plan. Passive enrollment means that if you do not change your benefits selections, your existing benefits will automatically be renewed at the start of the new benefits period. As a reminder, Open Enrollment is the only time you may change your benefits during the calendar year unless you experience a qualifying event.

Stock

If I hold stock or options in Rigetti, how is it affected by this transaction?

As of today, there are no changes to your equity. Your shares are not tradable until we complete the transaction and have gone through the 6-month lock-up window period (likely complete in Summer 2022). All trades will need to comply with our trading policy, including specific trading windows and approvals that we will publish over the next few months. There is a lot more work left in this process, including evaluating our approach to equity post becoming public. We will share more details as we work through this process.

Can I buy stock in Supernova II now?

No. Rigetti employees are prohibited from purchasing Supernova II stock.

Can I exercise my vested options?

Yes, there are no restrictions on when Rigetti employees can exercise their vested options. Your shares are not tradable until we complete the transaction and have gone through the 6-month lock-up window period.

Public Company Information, Rules, and Communication

What is different about being a public company?

A public company is a company that has sold all or a portion of itself to the public via an initial public offering. The main advantage public companies have is their ability to tap the financial markets by selling stock (equity) or bonds (debt) to raise capital (i.e., cash) for expansion and other projects.

Some things will change as a public company. Rigetti will need to be cautious of sharing data, products, launches and more, externally. There is a rule called Reg FD (or Regulation Fair Disclosure), which means that any information that could affect our stock price needs to be disclosed properly. When in doubt, email publicreleases@rigetti.com.

Will we be in a quiet period now? What does a quiet period mean?

As employees of a publicly-traded company, we will often be in quiet periods in the future — for example, the time between the close of a quarter and when we will report earnings for that quarter. SPAC mergers are different, and while we’re not technically in a quiet period, we will exercise the same discipline now that we will once this deal closes. That means we keep confidential material confidential, and if we’re not sure, we ask.

If someone reaches out to me with questions about the news, what should I do?

If anyone reaches out to you with questions about this news, please do not respond. As part of this transition to being a public company, and then as a public company, you are likely to start getting inquiries from investors or others trying to learn more about what’s happening at Rigetti. Please do not engage in those inquiries, and instead, forward them to press@rigetti.com.

Additional Information and Where to Find It

Supernova Partners Acquisition Company II (“Supernova”) intends to file a registration statement on Form S-4 with the Securities Exchange Commission (the “SEC”), which will include a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of Supernova’s common shares in connection with its solicitation of proxies for the vote by Supernova’s shareholders with respect to the proposed business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. After the registration statement is declared effective, Supernova will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Supernova’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Rigetti Holdings, Inc. (“Rigetti”), Supernova and the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of Supernova as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Supernova’s secretary at 4301 50th Street NW, Suite 300 PMB 1044, Washington, D.C. 20016, (202) 918-7050.

Participants in the Solicitation

Supernova and its directors and executive officers may be deemed participants in the solicitation of proxies from Supernova’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Supernova is contained in Supernova’s prospectus dated March 3, 2021 relating to its initial public offering, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of Supernova’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

Rigetti and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Supernova in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination when available.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Supernova, Rigetti, or any of their respective affiliates.

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